[Patton Boggs LLP Letterhead]

July 7, 2005                                          Alan L. Talesnick
                                                      303-894-6378
                                                      atalesnick@pattonboggs.com

VIA FEDERAL EXPRESS AND EDGAR SUBMISSION
----------------------------------------

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attention:  Jorge Bonilla

     Re:  COL China Online International Inc.
          Form 10-KSB for the year ended 6/30/2004
          Form 10-QSB for the quarters ended 9/30/2004 and 12/31/2004 File No. 333-39208

Dear Mr. Bonilla

     Reference is made to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings of COL China Online International, Inc., a Delaware corporation (the "Company"), in the letter dated March 28, 2005 (the "Comment Letter"), addressed to Chi Keung Wong, Chief Executive Officer and Chief Financial Officer of the Company.

     On behalf of the Company and solely with information provided to us by the Company, this letter is in response to the Staff's comments. The italicized paragraph below is taken from the Comment Letter, and the Company's response to that comment follows in plain text.

     FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004
     --------------------------------------------
     Financial Statements and Notes
     ------------------------------
     Consolidated Statements of Operations, page F-3
     -----------------------------------------------

     1. As stated on page 19, "As of January 1, 2004, all assets and operations unrelated to the business of COL Convergence and COL Interactive have been disposed of". Tell us how you considered paragraphs 41-44 of SFAS 144 in reporting the disposal of those operations including, but not limited to, the disposal disclosed in the last paragraph on page 18.

Jorge Bonilla
Securities and Exchange Commission
July 7, 2005
Page 2



     Response: The Company has determined that it has not disposed of a "component of an entity" as defined in SFAS 144 (see below). As a result, paragraphs 41 to 44 of SFAS 144 in reporting the disposal of the operations do not apply.

     In 2003, the Company decided to remain in the IT businesses but disposed of one of its operations in Wuhan, specifically, the operations of its 90% owned equity joint venture. The Company had not reported the Wuhan operation as a separate line of business in the past because it does not believe it constituted a separate line of business and because it believed it was also impractical to do so. The marketing and technical services for Internet Service Providers (ISP) and the value-added services generally related to the installation of computer network systems (i.e., Local Area Networks or LANs) are part of the same business model of providing customer-specific solutions for the retail industry and should not be treated as separable lines of business because the substance of both are similar and differ only in customer/service focus.

     The disposal of the Wuhan operation (a group of ISP operation assets) should not be treated as a discontinued operation because this group of assets itself should not be treated as "a component of an entity" (paragraph 42 of FAS
144). Because the decision to dispose of the Wuhan operation will not eliminate the operations and cash flows of the IT business from the ongoing operations of the Company and because the Wuhan operation is part of a large cash-flow generating group (IT business) which on its own is not a component of the entity, the conditions in paragraph 42 for reporting, as discontinued operations, the operations (losses) of the facility would not be met.


     In addition, the Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Jorge Bonilla
Securities and Exchange Commission
July 7, 2005
Page 3



     (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (303) 894-6378, or Donna Bloomer of this firm at (303) 894-6157, with any comments or questions that you may have with respect to this letter or if we may be of any further assistance.

                                            Very truly yours,

                                            /s/ Alan L. Talesnick

                                            Alan L. Talesnick

ALT:djb
Enclosures

cc:  COL China Online International Inc.
     Calvin Chiu